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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                             Pure Cycle Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, Par Value 1/3 of $.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


-------------------------------------------------------------------------------

                                  746228 30 34
-------------------------------------------------------------------------------
                                 (CUSIP Number)

    Mark W. Harding, 8451 Delaware Street, Thornton, CO 80260 (303) 292-3456
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 24, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Mark W. Harding
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   |_|
         Not Applicable                                           (b)   |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            900,000

    SHARES       ---------------------------------------------------------------

  BENEFICIALLY   8      SHARED VOTING POWER

   OWNED BY             0
                 ---------------------------------------------------------------
    EACH
                 9      SOLE DISPOSITIVE POWER
  REPORTING
                        900,000
    PERSON       ---------------------------------------------------------------

     WITH        10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         900,000
--------------------------------------------------------------------------------

 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions)


--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%
--------------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D is filed with respect to shares of Common Stock, 1/3 of $.01 par value ("Common Stock"), of Pure Cycle Corporation, a Delaware Corporation (the "Company"). The Company's principal executive offices are located at 8451 Delaware Street, Thornton, Colorado 80260.

     The names and addresses of the principal executive officers of the Company are as follows:

          NAME                     TITLE                     ADDRESS
          ----                     -----                     -------
     Thomas P. Clark              CEO                    8451 Delaware St.,
                                                         Thornton, CO 80260

     Mark W. Harding              President/CFO/         8451 Delaware St.,
                                  Assistant              Thornton, CO 80260
                                  Secretary

ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c). This Schedule 13D is being filed by Mark W. Harding ("Harding"), whose business address is 8451 Delaware St., Thornton, CO 80260. The principal occupation of Harding is his employment as President, CFO and Assistant Secretary of the Company. The address of the Company's executive offices is set forth in Item 1 above.

     (d) and (e). Harding has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Harding is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 24, 2004, Harding exercised his option to purchase 100,000 shares of Common Stock at $1.80 per share utilizing personal funds.

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION.

     Harding sold the shares acquired upon exercise of the option, as well as his existing shares of stock, for personal financial purposes.

     Except as described herein, Harding has no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs
(a) through (j) of Item 4. In the future, however, Harding reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) Harding owns presently exercisable options to purchase 900,000 shares of Common Stock at $1.80 per share, which represents 7.5% of the outstanding and issued Common Stock of the Company.

    (b) Harding has sole power to dispose of 900,000 shares of Common Stock. Harding does not have the sole power to vote any shares of Common Stock, but if currently exercisable options were exercised, Harding would have the sole power to vote 900,000 shares of Common Stock.

    (c) On June 24, 2004, Harding exercised his option to purchase 100,000 shares of Common Stock at $1.80 per share and sold both the 100,000 shares received upon that exercise and 21,000 other shares he owned at $9.00 per share. The shares were sold pursuant to a registration statement of the Company filed with the Securities and Exchange Commission on Form SB-2, effective June 21, 2004, Registration No. 333-114568.

    (d) None.

    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Harding has the right to options to purchase 900,000 shares of Common Stock at $1.80 per share pursuant to currently exercisable option agreements with the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    July 15, 2004
                                    -------------------------------------------
                                    Date


                                    /s/Mark W. Harding
                                    -------------------------------------------
                                    Signature


                                    Mark W. Harding
                                    -------------------------------------------
                                    Name/Title